Exhibit 99.1

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 37 / 2005*

DATE: 02/ 11/ 2005

Pemex launched two short-term peso-denominated notes
(“certificados bursátiles”) issuances

  The amount of these transactions was Ps. 15,000 million
  Demand exceeded 2.8 times the issued amount
  They will have maturities of 5 and 8 years

PEMEX - through Fideicomiso N° F/163 at JP Morgan, S.A. Bank, Multiple Banking Institution, Fiduciary Division - successfully closed today two new short-term peso-denominated notes (“certificados bursátiles a corto plazo”) issuances for a total amount of Ps. 15,000 million, which represents the highest amount placed by PEMEX in the Mexican financial market.

It is worth noting that due to the great acceptance this transaction had among investors, demand exceeded Ps. 42,000 million, which is 2.8 times the total issued amount.

Financial resources shall be used to finance PEMEX’s investment program, particularly those of Long-Term Productive Infrastructure Projects (PIDIREGAS).

The placement of these short-term peso-denominated notes was made in two tranches. The first tranche was for Ps. 7,500 million, with a maturity term of 5 years and at a

CETES interest rate of 182 days plus 57 basis points, which represents a savings of 90 basis points in relation to the dollar curve.

The issuances were graded mxAAA by Standard and Poors, S.A. de C.V.; AAA(mex) by Fitch México, S.A. de C.V., and mxAAA by Moody’s de México, S.A. de C.V., which were the highest possible grades in a local scale.

Wide distribution of the short-term peso-denominated notes was achieved through various institutional investors, among which we may highlight the participation of the AFORES, which are investment societies, and for the first time, the participation of foreign institutional investors.

The placement agents were Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa BBVA Bancomer, S.A. de C.V., and ING (México) S.A. de C.V., Casa de Bolsa. It was the responsibility of Remate Sistemas Electrónicos to concentrate the demand.

********

* This information is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent     registration or an exemption from registration.